EXHIBIT 11.1

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income	$3,854	$3,876	$3,491	$775

Net income per share – Basic:
Weighted average common shares – Basic	26,031,173	25,795,798	26,030,472	25,753,471

Net income per share – Basic	$0.15	$0.15	$0.13	$0.03

Net income per share – Diluted:
Shares used in computation:
Weighted average common shares – Basic	26,031,173	25,795,798	26,030,472	25,753,471
Dilutive effect of shares under employee stock plans	81,632	167,726	82,772	229,473
Weighted average restricted shares granted	296,194	232,460	274,551	209,019

Weighted average common shares – Diluted	26,408,999	26,195,984	26,387,795	26,191,963

Net income per share – Diluted	$0.15	$0.15	$0.13	$0.03